40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

March 3, 2004

04009378

Jason P. Pogorelec
(617) 951-7415
jpogorelec@ropesgray.com

BY HAND

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Putnam International Equity Fund (File No. 811-6190) and the other Putnam funds listed on Exhibit A attached hereto (together with Putnam International Equity Fund, the "Putnam Funds")

Ladies and Gentlemen:

On behalf of the Putnam Funds, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Segel v. Putnam Investment Management, Inc., Civil Action No. 04-10169 (RWZ), United States District Court for the District of Massachusetts (filed on January 26, 2004). The complaint is a derivative action filed on behalf of the Putnam Funds against Putnam Investment Management, Inc., and certain of its affiliates (collectively, "Putnam"), certain current and former employees of Putnam, certain officers of the Putnam Funds, and each member of the Board of Trustees of the Putnam Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Jason P. Pogorelec

Jason P. Pogorelec

Enclosures

cc: Karen R. Kay, Esq., Putnam Investments (w/o encl.)
John W. Gerstmayr, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Putnam American Government Income Fund	File No. 811-4178
Putnam Arizona Tax Exempt Income Fund	File No. 811-6258
Putnam Asset Allocation Funds, on behalf of the following series:	File No. 811-7121
Putnam Asset Allocation: Balanced Portfolio	
Putnam Asset Allocation: Conservative Portfolio	
Putnam Asset Allocation: Growth Portfolio	
Putnam California Tax Exempt Income Fund	File No. 811-3630
Putnam California Tax Exempt Money Market Fund	File No. 811-5333
Putnam Capital Appreciation Fund	File No. 811-7061
Putnam Classic Equity Fund	File No. 811-7223
Putnam Convertible Income-Growth Trust	File No. 811-2280
Putnam Diversified Income Trust	File No. 811-5635
Putnam Discovery Growth Fund	File No. 811-6203
Putnam Equity Income Fund	File No. 811-2742
Putnam Europe Equity Fund	File No. 811-5693
Putnam Funds Trust, on behalf of the following series:	File No. 811-7513
Putnam International Growth and Income Fund	
Putnam Small Cap Growth Fund	
Putnam Florida Tax Exempt Income Fund	File No. 811-6129
The Putnam Fund for Growth and Income	File No. 811-781
The George Putnam Fund of Boston	File No. 811-58
Putnam Global Equity Fund	File No. 811-1403
Putnam Global Income Trust	File No. 811-4524
Putnam Global Natural Resources Fund	File No. 811-3061
Putnam Health Sciences Trust	File No. 811-3386
Putnam High Yield Advantage Fund	File No. 811-4616
Putnam High Yield Trust	File No. 811-2796
Putnam Income Fund	File No. 811-653
Putnam Intermediate U.S. Government Income Fund	File No. 811-6257
Putnam Investment Funds, on behalf of the following series:	File No. 811-7237
Putnam Capital Opportunities Fund	
Putnam Growth Opportunities Fund	
Putnam International Capital Opportunities Fund	
Putnam International New Opportunities Fund	
Putnam Mid Cap Value Fund	
Putnam New Value Fund	
Putnam Research Fund	
Putnam Small Cap Value Fund	
Putnam Investors Fund	File No. 811-159
Putnam Massachusetts Tax Exempt Income Fund	File No. 811-4518
Putnam Michigan Tax Exempt Income Fund	File No. 811-4529
Putnam Minnesota Tax Exempt Income Fund	File No. 811-4527
Putnam Money Market Fund	File No. 811-2608

Putnam Municipal Income Fund	File No. 811-5763
Putnam New Jersey Tax Exempt Income Fund	File No. 811-5977
Putnam New Opportunities Fund	File No. 811-6128
Putnam New York Tax Exempt Income Fund	File No. 811-3741
Putnam New York Tax Exempt Money Market Fund	File No. 811-5335
Putnam New York Tax Exempt Opportunities Fund	File No. 811-6176
Putnam Ohio Tax Exempt Income Fund	File No. 811-4528
Putnam OTC & Emerging Growth Fund	File No. 811-3512
Putnam Pennsylvania Tax Exempt Income Fund	File No. 811-5802
Putnam Tax Exempt Income Fund	File No. 811-2675
Putnam Tax Exempt Money Market Fund	File No. 811-5215
Putnam Tax-Free Income Trust, on behalf of the following series:	File No. 811-4345
Putnam Tax-Free High Yield Fund	
Putnam Tax-Free Insured Fund	
Putnam Tax Smart Funds Trust, on behalf of the following series:	File No. 811-09289
Putnam Tax Smart Equity Fund	
Putnam U.S. Government Income Trust	File No. 811-3897
Putnam Utilities Growth and Income Fund	File No. 811-5889
Putnam Variable Trust	File No. 811-5346
Putnam Vista Fund	File No. 811-1561
Putnam Voyager Fund	File No. 811-1682

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS
BOSTON DIVISION

04 10169

EDWARD I. SEGEL f/u/b/o, EDWARD SEGEL IRA, derivatively on behalf of the PUTNAM INTERNATIONAL EQUITY FUND and the "PUTNAM FUNDS"[1]

Plaintiff

v.

PUTNAM INVESTMENT MANAGEMENT, INC., PUTNAM INVESTMENT MANAGEMENT, LLC, PUTNAM MANAGEMENT TRUST, PUTNAM LLC d/b/a PUTNAM INVESTMENTS, PUTNAM INVESTMENTS TRUST and MARSH & McLENNAN COMPANIES INC., OMID KAMSHAD, JUSTIN M. SCOTT, LAWRENCE J. LASSER, WILLIAM H. WOLVERTON, JAMESON ADKINS BAXTER, CHARLES B. CURTIS, JOHN A. HILL, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J. SMITH, W. THOMAS STEPHENS, and W. NICHOLAS THORNDIKE

Defendants

and

the PUTNAM INTERNATIONAL EQUITY FUND and the PUTNAM FUNDS

Nominal Defendants

NO.

MAGISTRATE JUDGE

JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

[1] A list of the "Putnam Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

The Plaintiff, Edward I. Segel f/u/b/o Edward Segel IRA, derivatively on behalf of the Putnam International Equity Fund and each of the Putnam Funds hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act of 1940, 15 U.S.C. §80b-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. The Putnam Defendants (see below) are headquartered in Boston, Massachusetts.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Edward I. Segel ("Plaintiff"), is a resident of Haverford, Montgomery County, Pennsylvania. He owns shares in the Putnam International Equity Fund which he has owned at all times relevant to the Complaint and which he continues to own.

Putnam Defendants

6. The Putnam Defendants ("Putnam" or "Putnam Defendants") defined in this paragraph 6 are the companies in the chain of companies and trusts that manage and advise the Putnam Funds.

(a) Defendant Putnam Investment Management LLC ("Putnam Management" or the "Advisor") is one of America's oldest and largest money management firms which had over $164 Billion in assets from more than 13 million shareholders under management as of December 31, 2002. Putnam Management serves as the investment manager for the Putnam Funds. Putnam Management is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds at all times relevant to this Complaint.

(b) Defendant Putnam Management Trust is a Massachusetts business trust and the 100% owner of Putnam Management.

(c) Defendant Putnam LLC, which generally conducts business under the name Putnam Investments, is the owner of Defendant Putnam Management Trust which is in-turn owned by Defendant Putnam Investments Trust.

7. The Putnam Defendants are organized under Massachusetts law with their principal place of business at One Post Office Square, Boston, Massachusetts 02109. The Putnam Defendants are all direct or indirect subsidiaries of Defendant Marsh & McLennan Companies, Inc. (see below).

8. Defendant Marsh & McLennan Companies Inc. ("MMCI") is a publicly owned Delaware company, trading on the New York Stock Exchange. MMCI's operating subsidiaries include insurance brokers, investment managers and Putnam. MMCI is the ultimate parent of the Putnam Defendants. It has its principal place of business in New York City.

Individual Defendants

9. Defendant Justin M. Scott ("Scott"), a resident of Marblehead, Massachusetts, was a Putnam Fund manager. Scott joined Putnam in 1988, and was managing director and chief investment officer of the International Equities Group for Putnam until he was fired by Putnam on October 24, 2003.

10. Defendant Omid Kamshad ("Kamshad"), a resident of Weston, Massachusetts, was a Putnam Fund manager. Kamshad joined Putnam in 1996 and served as managing director and chief investment officer of the International Core Equity Group for Putnam until he was fired by Putnam on October 24, 2003. Kamshad's immediate superior at Putnam was Scott.

11. Defendant Lawrence J. Lasser ("Lasser"), a resident of this district, was the former CEO of the Adviser until he was forced to resign on November 3, 2003. Lasser had been employed by the Putnam Defendants for 33 years rising to the position of CEO of the Adviser where his duties included supervisory trading in the Putnam Funds. When Lasser was fired, his retirement package was estimated at $31 million.

12. Defendant William H. Wolverton ("Wolverton"), a resident of this district, is the General Counsel of the Advisor. Wolverton's duties included overseeing compliance by the Putnam Defendants with the Putnam Fund's' rules as well as the laws and regulations of governmental authorities. According to the November 14, 2003 *Wall Street Journal*, Massachusetts authorities are investigating Wolverton's personal Putnam Funds accounts for short term trading and considering a civil fraud charges against him.

13. The defendants described in paragraphs 9 through 12 above are referred to as the "Individual Defendants."

Trustee Defendants

14. The individuals named below are each Trustees of the Board of Trustees ("Trustees") for the Putnam Investment Trust ("Trust").

(a) Jameson Adkins Baxter

(b) Charles B. Curtis

(c) John A. Hill, Chairman of the Board of Trustees

(d) Ronald J. Jackson

(e) Paul L. Joskow

(f) Elizabeth T. Kennan

(g) John H. Mullin, III

(h) Robert E. Patterson

(i) George Putnam, III, President of Board of Trustees

(j) A.J. Smith

(k) W. Thomas Stephens

(l) W. Nicholas Thorndike

(m) Lawrence J. Lasser: (see paragraph 11 above). The Defendants described in this paragraph 14 are referred to as the "Trustees."

15. These Trustees are the Trustees of each of the 101 Putnam Funds.

16. The Trustees are responsible for protecting the interests of Putnam shareholders, for general oversight of each Putnam Funds' business, and for assuring that "each fund is managed in the best interest of shareholders." See http://www.putnam.com/individual/content/a/a5/.htm. Defendant George Putnam, III was quoted in Bloomsberg News on January

13, 2004 as saying that Putnam did not understand the seriousness of its market-timing problem, but the Trustees too failed to apprehend the seriousness or the impact of market-timing.

17. The Trustees retained Putnam Management to make investment decisions for the Putnam Funds.

18. During the relevant time period, the Trustees met monthly (except August) for a two day period to review the operations of the various Putnam Funds. These meetings are intended to "ensure that each fund's performance is reviewed in detail *at least twice a year*." *Id.* (emphasis supplied). Each Trustee is paid fees estimated at above $200,000 per year. The Trustees also are entitled to receive a retirement benefit after five years of service as a trustee in an amount equal to one-half the average annual compensation paid to the Trustee for the last three years prior to retirement. The benefit is paid for life or for a time period equal to the number of years of service. In addition, the retirement benefit includes a death benefit guaranteeing the payment of lesser of ten years or total years of service.

19. Trustees serve for an indefinite term - until death, age 72 *or removal.*

Nominal Defendants

20. Nominal Defendant the Putnam International Equity Fund is a Massachusetts Business Trust operating as a mutual fund with assets held in trust by the Trustees and with Putnam Management as its Advisor. Putnam International Equity Fund is an open end management investment company that invests 80% of its assets in equities outside the United States.

21. Nominal Defendants the Putnam Funds is a family of mutual funds comprising the fifth largest of such fund families in the United States. The Putnam Funds invest in equity and debt securities of domestic and foreign entities allowing the smaller investor to diversify his or her investment portfolio through the selection.

22. The defendants described in paragraphs 9-12 are referred to as the "Individual Defendants." The defendants described in paragraphs 20-21 are described as the Nominal Defendants. The defendants described in paragraphs 14 are sometimes described as the "Trustee Defendants." The Defendants together are described as "Defendants."

PRELIMINARY STATEMENT

23. This derivative action is brought to recover damages for injuries to the Putnam International Fund and each of the Putnam Funds caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Putnam Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff") and caused harm to the Plaintiff.

Fiduciary Duty

24. Each of the Putnam Defendants and the Trustee Defendants owed to the Putnam Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, the duty not to place their own financial interests above those of the Putnam Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

25. Each of the Putnam Defendants owed to the Putnam Funds and their shareholders the fiduciary duty not to engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Putnam Funds and their shareholders.

26. Each of the Putnam Defendants owed to the Putnam Funds and their shareholders the duty of care, not to waste corporate or fund assets paying excess fees and expenses.

27. In response to the scandal attendant upon the acts of Defendants described in this Complaint, on November 14, Putnam Investments took out a full page in *The Wall Street Journal* promising, "We will restore accountability, *integrity* and confidence" (emphasis supplied).

Manipulative Devices

28. Like all other mutual funds, the Putnam Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing," and has been required by law since 1968.

29. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

30. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

31. Market Timing. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

32. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

33. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

34. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, these efforts to counter the ill effects of "timing" on their funds do not eliminate the practice, they only reduce it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, available at: http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

35. Fund managers have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. *These fees can be waived or avoided if the fund managers are, as here, assisting the timer or doing the timing.*

Directed Commissions

36. Mutual fund companies like Putnam frequently "reward" brokers who sell more of the Funds' products by directing stock trading business to those brokerage firms, a practice known in industry as "directed commissions." These directed commissions create a conflict of interest to keep fund expenses down of the mutual fund shareholders and of the funds and the interests to sell more funds of the Putnam Defendants who calculate their compensation on the amount of assets under management.

FACTUAL BACKGROUND

37. The Individual Defendants perpetrated manipulative schemes on the Putnam Funds, or, failed in their duties to detect and contain the manipulative schemes, from at least from 1998 to October 3, 2003. The schemes violated the Putnam Fund managers' fiduciary duties to the Putnam Funds and their shareholders but gained the managers substantial profits, fees and other income.

38. While each mutual fund is sold separately and managed separately, Putnam runs all of the funds. The portfolio managers are all employees of Putnam and Putnam (and in turn the managers) makes its profit from fees it charges the funds for financial advice and other services. Such fees are charged as a percentage of the assets in the fund.

Portfolio Managers' Market Timing

39. The Putnam Funds are designed to be long-term investments and are structured to discourage market-timing. The majority of funds are sold to investors as "no-load" with no initial sales commissions or fees but with a back end percentage charge called a deferred sales charge (in varying amounts) if the investment is sold before the close of a fixed holding period.

40. Investors are permitted, however, to exchange fund shares for another Putnam fund of the same class (*i.e.*, A, B, C, etc.) at NAV without incurring the deferred sales charge.

The 2002 prospectus for the Putnam International Equity Fund states, in language typical of the prospectuses of all of the Putnam Funds states

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds. Consult Putnam Investor Services before requesting an exchange.

41. The Individual Defendants had access to non-public information concerning current portfolio holdings, valuations and intended transactions for the Putnam Funds they managed. Beginning in at least 1998, Scott, as managing director and chief investment officer of Putnam's International Equities Group, and Omid Kamshad, as managing director and chief investment officer of Putnam International Core Equity Group, engaged in repeated short-term trading or market timing of Putnam Funds in their personal accounts. Scott continued such trading through 2000, Kamshad until 2003.

42. The Individual Defendants' short-term trading was in the same Putnam Funds over which they had decision-making authority and responsibility and about which they had current non-public information.

43. In 2000 the Individual Defendants were confronted by their superiors at Putnam and warned about their trading activity, but neither ceased short-term trading. The controls imposed on them by their Putnam superiors were minimal or ineffective and in-turn ignored by

the Individual Defendants. Finally in October 2003, after the industry-wide mutual fund scandal had dominated the financial pages of the newspapers for months, and after an employee from the Putnam call center reported the Individual Defendants to Massachusetts regulators, Putnam fired the Individual Defendants (as well as certain other "unnamed" portfolio managers).

44. On October 28, 2003 the Securities and Exchange Commission filed an action ("SEC Action"[3]) in the United States District Court against the Individual Defendants alleging violations of Sections 206(1) and (2) of the Investment Advisors Act and seeking the disgorgement of all profits plus civil penalties for the same actions that are alleged in this Complaint.

45. The SEC Action alleges that Kamshad engaged in at least 38 "round trip"[4] trades in Putnam Funds between 1998 and 2003, including four funds that he managed and that this trading was permitted by Putnam even though senior Putnam executives had learned of large and frequent movement of Putnam Funds by Kamshad as early as 2000. The SEC Action also alleges that Scott engaged in 35 "round trips" in Putnam Funds, including funds he was managing during the relevant time period, and that on at least 12 consecutive days he bought and sold millions of dollars worth of shares for hundreds of thousands in profits.

46. The SEC has also instituted and quickly settled, on November 13, 2002, an administrative proceeding against Putnam arising out of the Individual Defendants' illegal activities,[5] which are the same activities as alleged in this Complaint. The SEC settlement will require that employees of the Putnam Funds who purchase Putnam Funds will be subject to a specific extended holding period. The SEC settlement also put in place some measures designed

---

[3] *Securities and Exchange Commission v. Scott and Kamshad,* Civ. A. No. 03-12082 (U.S.D.C.; D.MA, October 28, 2003)

[4] A "round trip" is a trade in which the shareholder bought and then sold mutual funds. *Id.* at n.1.

to assure the *future* independence of the Trustee Defendants. No monetary penalty was fixed by the SEC settlement although the Putnam Defendants admitted liability (leaving damages open for a later penalty phase). According to the few public reports on the penalties contemplated, Defendants will pay back the "improper profits" made by employees, which is (or may be) the measure of the loss to investors.

47. By December 2003, 15 employees - most unidentified - had left the firm.

Favored Customers' Market Timing

48. On the same day the SEC Action was filed, the Massachusetts Securities Division filed an Administrative Complaint[6] ("MA Complaint") against Putnam and the Individual Defendants seeking an order of disgorgement of illegal profits plus a fine. The MA Complaint alleges that the Individual Defendants and Putnam allowed participants in the 401(K) retirement plan for the Boilermakers Local Lodge No. 5 of New York ("Plan"), a Plan administered by Putnam, to time the funds in their Plan between 2000-2003.

49. The MA Complaint alleges that through these timing activities at least 28 Plan participants placed between 150-500 trades in the period between 2000-2003 and that one individual made *$1 million for his retirement account by* market timing the Putnam International Voyager fund in his 401(K). In fact, trading by these favored Plan participants became so frequent, that the hours between 3:00 P.M. and 4:00 P.M. were nicknamed the "boilermaker hour" at Putnam's Norwood, Massachusetts office.

50. In December 2003, Putnam took the unusual step of "firing" the Boilermakers Local Lodge No. 5 as a client.

---

[5] *In the Matter of Putnam Investment Management LLC*, Administrative Proceeding File No. 3-11317, U.S. Securities Exchange Commission.

[6] *In the Matter of Putnam Investment Management, Inc., Putnam Investment Management LLC, Omid Kamshad, Justin Scott*, Docket No. E-2003-061, Commw. of MA, Office of Sec'y of Comm. Securities Division.

Failure to Supervise

51. Defendants Lasser and Wolverton had the duty to supervise trading in the Putnam Funds. In addition, Wolverton had the duty to supervise the Putnam Funds' compliance with its internal rules as well as all governmental rules and regulations.

52. Putnam formed a Market Timing Department ("MTD") in 1996 and charged it with the responsibility of reviewing trading patterns to determine if trades are abusive or "excessive" and to remain sensitive to market timing activities. Putnam's internal guidelines set out the activity to be investigated by the MTD including (but not limited to)[7]

(a) 100K Report (Any single exchange over $100,000)

(b) Purchases over $250,000

(c) Redemptions over $250,000

(d) In a 6 month period, 4 exchanges of $75,000 or more within a single account

(e) Any exchange involving 1% of the assets of the fund moved in and out within 10 days

53. Putnam knew of the damage market timers and short-term traders has on the value and performance of mutual funds. Putnam also knew the costs associated with market timing or short-term trading in mutual funds. In fact Putnam outlined some of the costs of market timing in a document called "Market Timing Department Functional Narrative, March 2003," circulated within Putnam.[8] These costs include

- increased transaction costs
- ill-timed or unanticipated capital gains
- cash position imbalance

[7] *Id.* at ¶ 30.

- disruption to trading strategies, and
- short-term profit taking at the expense of the fund and the long-term investors.

54. In the face of these policies and their fiduciary duties, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the Individual Defendants' market timing, allowing them to conduct late trading and/or market timing on the Putnam Funds to the detriment of the Putnam Funds. Similarly, the Putnam Defendants knowingly, deceptively permitted and actively facilitated the market timing in the Putnam Funds by favored customers as alleged in this Complaint. Putnam either ignored the warning signs from the MTD or deliberately violated their internal guidelines and permitted the Individual Defendants and the favored Plan participants to short-term trade/market time.

55. Secretary of the Commonwealth William F. Galvin was quoted as saying the acts and breaches by the Putnam Defendants "by far [have] been the most outrageous examples of insider trading"...

56. As a result of the Putnam Defendants' misconduct, these events have had and will have a series of deleterious effects on the Putnam Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Putnam Funds, thereby resulting in the Putnam Funds losing NAV and market value.

(b) Their firing as pension administrator over billions of dollars worth of assets by various state pension funds including: Massachusetts State Pension Fund, California Public Employees Retirement System, Vermont State Teachers Retirement System, Rhode Island Retirement System, Iowa Retirement System and Pennsylvania Retirement System. In addition the Washington State Investment Board ($556 million in assets) has put Putnam on a "watch" list.

---

[8] MA Complaint ¶ 32, Ex. 2.

(c) The Indiana State Teachers' Retirement Fund and Unilever also fired Putnam Funds as their pension administrator.

(d) In total, *The Wall Street Journal* estimates $21 Billion in assets has left the Putnam Funds since the scandal broke including (in addition to the public pension funds described above) removal of the Putnam Funds from 401K retirement plans of various private companies excluding Daimler-Chrysler AG, Revlon Inc., Clorox Co. and Merck & Co.

(e) Their exposure to significant regulatory scrutiny and to suit by investors for personal and direct losses they suffered as a result of Defendants' misconduct, thereby, at a minimum, causing the Putnam Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Putnam Funds.

Directed Commissions

57. On November 26, 2003, John A. Hill, Chairman of the Board of Trustees announced in a letter to the SEC that Putnam Investments was dropping its practice of rewarding brokers who sold more Putnam Funds by directing commissions to their firms. Mr. Hill took this action, only ***after*** the focus of the regulators' investigations moved away from the market-timing investigations of the fall and early winter of 2003 to include mutual funds sales practices.

58. In November 2003, Morgan Stanley Dean Witter settled a suit with the SEC[9] based in part on allegations of the Putnam Defendants participating in a program of directed commissions. According to a news article, after the settlement, Morgan Stanley said that Putnam was one of the 16 firms with which it had such an arrangement.[10]

[9] In the *Matter of Morgan Stanley DW, Inc.*, Adm. Proc. No. 3-11335 (SEC Act of 1933 Release No. 8339, November 17, 2003)

[10] Hechinger, John, "Putnam Ends Directed Commissions," *Wall Street* Journal, November 11, 2003.

59. In his letter to the SEC, Mr. Hill admitted the potential conflict of interest created by directed commissions saying "it was often difficult to determine whether a *broker was really offering best execution on trades*" (emphasis supplied)[11] to the potential harm of mutual fund shareholders.

60. According to Mr. Hill, commissions paid by Putnam to brokerage firms that took into account fund sales (directed sales) amounted to $76 million in 2001, $60 million in 2002 and $23 million in the first six months of 2003.

DEMAND EXCUSED ALLEGATIONS

61. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MMCI to bring an action against Putnam, the Individual Defendants or the Trustees, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Putnam.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Putnam Funds.

(d) Demand is also excused because the Putnam Defendants and the Trustees have known for two years about the unlawful market timing and short-term trading and failure to

---

[11] *Id.*

supervise by the Individual Defendants and have taken no actions against them to recover the money that they earned from these unlawful practices.

(e) Demand is also excused because the Putnam Defendants and the Trustees have known for more than two years about the market timing by preferred shareholders Plan participants and did nothing to stop it until December 2003 and nothing to discipline the managers involved.

(f) Demand is also excused because the Putnam Defendants and the Trustee Defendants have known about the practice of directed commissions for years and have taken no actions to discipline the managers involved in the practices.

(g) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Putnam management, and thus owe their positions, salaries, retirement benefits, as well as their loyalties solely to Putnam management and lack sufficient independence to exercise business judgment.

COUNT I

Violation Of Section 36 Of The Investment Company Act Of 1940 And For Control Personal Liability Under The Investment Company Act
(Against the Putnam Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above.

63. Pursuant to Section 36 of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

64. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any

affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

65. As alleged above in this Complaint, each Putnam Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Putnam Funds or their shareholders.

66. By agreeing and/or conspiring with the Individual Defendants and the favored Plan participants to time the Putnam Funds as alleged in this Complaint to permit and/or encourage them to time the Putnam Funds, the Putnam Defendants placed their own self-interest in maximizing their compensation, income and other payments over the interest of the Putnam Funds and its shareholders.

67. By virtue of the foregoing, the Putnam Defendants and the Trustee Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

68. As a direct and proximate result of the defendants' wrongful conduct alleged in this Complaint, the assets and value (including the NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and the Putnam Defendants and the Trustee Defendants are liable.

COUNT II

VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISERS ACT OF 1940 (Against Putnam Management and the Individual Defendants)

69. Plaintiff incorporates by reference all paragraphs above.

70. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

71. Putnam Management was the investment advisor to the Putnam Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

72. Putnam Management and the Individual Defendants breached their fiduciary duties to the Putnam Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

73. Putnam Management is liable to the Putnam Funds and their shareholders as a direct participant in the wrongs alleged in this Count II. Putnam Management has and had authority and control over the Putnam Funds and the Individual Defendants and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

74. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Putnam Funds have been reduced and diminished and the corporate assets of the Putnam Funds have been wasted and Putnam Management and the Individual Defendants have collected illegal profits and fees.

COUNT III

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against the Putnam Defendants and the Defendants Kamshad and Scott)

75. Plaintiff repeats and realleges all paragraphs above.

76. The Putnam Defendants and the Defendants Kamshad and Scott, together or individually, directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Putnam Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff, the Putnam Funds and to cause the Putnam Funds to sell securities at artificially deflated values as described in the Complaint.

77. The Putnam Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

78. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Putnam Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT IV

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Putnam Investment Management, Inc., Putnam Management Trust, Putnam LLC, and Putnam Investments Trust)

79. Plaintiff repeats and realleges all paragraphs above.

80. Defendant Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust acted as controlling persons of the Putnam Management within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their ownership and active participation in and/or awareness of Putnam Management's day-to-day operations, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam Management with unlimited access to Putnam Management's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

81. Defendants Putnam Management, Inc., Putnam Management Trust, Putnam LLC and Putnam Investments Trust had direct and supervisory involvement over the day-to-day operations of Putnam Management and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

82. By virtue of its position as a controlling person, said defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their

wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT V

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against MMCI)

83. Plaintiff repeats and realleges all paragraphs above.

84. MMCI acted as a controlling person of the Putnam Defendants within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of its ownership and participation in and/or awareness of Putnam's day-to-day operations, MMCI had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Putnam. MMCI had unlimited access to Putnam's records of transactions and had the ability to prevent Putnam Management from engaging in the schemes and artifices to defraud complained of in this Complaint.

85. MMCI had direct and supervisory involvement over the day-to-day operations of Putnam and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

86. By virtue of its position as a controlling person, MMCI is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Putnam Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT VI

Common Law Breach Of Fiduciary Duty (Against the Putnam Defendants, Individual Defendants and the Trustee Defendants)

87. Plaintiffs incorporates by reference all of the paragraphs above.

88. The Putnam Defendants and the Trustee Defendants and each of them owed to the Putnam Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Putnam Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Putnam Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

89. To discharge those duties, the Putnam Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Putnam Funds.

90. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the Individual Defendants' timing scheme and other manipulative schemes as alleged in this Complaint.

91. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Putnam Funds by permitting or incurring excess charges and expenses to the funds in connection with the Individual Defendants' timing scheme and other manipulated devices as alleged in this Complaint.

COUNT VII

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against MMCI)

92. Plaintiff repeats and realleges all paragraphs above.

93. MMCI knew of the existence of the fiduciary duty between the Putnam Defendants and the Trustee Defendants and the Putnam Funds and knew the extent of that duty. MMCI knew of the acts of late trading and timing made by them on the Putnam Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Putnam

Defendants and the Trustee Defendants owed to the Putnam Funds. MMCI maliciously, without justification and through unlawful means, aided and abetted and conspired with the Putnam Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Putnam Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

94. MMCI is jointly and severally liable with Defendants to the Putnam Funds for damages proximately caused by their aiding and abetting as alleged herein.

95. As a direct and proximate result of MMCI's wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VIII

CIVIL CONSPIRACY
(Against the Putnam Defendants, Individual Defendants, the Trustee Defendants and MMCI)

96. Plaintiff repeats and realleges all paragraphs above.

97. The Putnam Defendants, the Trustee Defendants and MMCI entered into an agreement or agreements or combinations between and among each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of such agreements and combinations. The Putnam Defendants, the Trustee Defendants and MMCI by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

98. The Putnam Defendants, the Trustee Defendants and MMCI maliciously and intentionally conspired, combined and agreed between and among one another to commit one or more of the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and the Putnam Funds and proximately causing injury and damages to the Plaintiff and the Putnam Funds for which they are jointly and severally liable.

99. The Putnam Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Putnam Funds and replacing them with independent Trustees selected and elected with Court supervision,

B. Rescinding the management contracts for the Putnam Funds and replacing the manager,

C. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

D. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Putnam Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

E. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for Plaintiff' attorneys, and experts,

F. Granting Plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
December 16, 2003

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________

Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

Counsel:
Nicholas E. Chimicles
James R. Malone, Jr.
Denise Davis Schwartzman
Timothy N. Mathews
361 West Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

VERIFICATION OF PLAINTIFF

Edward I. Segel f/u/b/o Edward Segel, IRA, the plaintiff in the above styled action declares:

I purchased shares of Putnam International Equity Fund and continue to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: 1/22/04

Edward I. Segel

Edward I. Segel

Prospectuses and Fund reports
by Alphabet

Prospectuses and shareholder reports for Putnam Funds are available in electronic format here. You can read them online, using a supported browser and the Adobe Acrobat™ Reader Plug-In. You can also download them and read them offline, using Adobe Acrobat Reader™ software.

Click on the alphabet below to locate Fund names.
Click "Prospectus" to view or download a Fund's prospectus.
Click the month listed under "Semiannual Report" to view or download the Fund's most recent semiannual, or the month listed under "Annual Report" to view or download the most recent annual report.

[A][B][C][D][E][F][G][H][I][J][K][L][M][N][O][P][Q][R][S][T][U][V][W][X][Y][Z]

FUND NAME	PROSPECTUS	SEMI ANNUAL REPORT	ANNUAL REPORT
American Government Income Fund	Prospectus	March	September
Arizona Tax Exempt Income Fund	Prospectus	November	May
Asset Allocation: Balanced Portfolio	Prospectus	March	September
Asset Allocation: Conservative Portfolio	Prospectus	March	September
Asset Allocation: Growth Portfolio	Prospectus	March	September
California Tax Exempt Income Fund	Prospectus	March	September
California Tax Exempt Money Market Fund	Prospectus	March	September
Capital Appreciation Fund	Prospectus	November	May
Capital Opportunities Fund	Prospectus	October	April
Classic Equity Fund	Prospectus	May	November
Convertible Income-Growth Trust	Prospectus	April	October
Diversified Income Trust	Prospectus	March	September
Discovery Growth Fund	Prospectus	June	December
Equity Income Fund	Prospectus	May	November
Europe Equity Fund	Prospectus	December	June
Florida Tax Exempt Income Fund	Prospectus	November	May
Fund for Growth and Income	Prospectus	April	October
George Putnam Fund of Boston	Prospectus	January	July

Global Equity Fund	Prospectus	August	October
Global Income Trust	Prospectus	April	October
Global Natural Resources Fund	Prospectus	February	August
Growth Opportunities Fund	Prospectus	January	July
Health Sciences Trust	Prospectus	February	August
High Yield Advantage Fund	Prospectus	May	November
High Yield Trust	Prospectus	February	August
Income Fund	Prospectus	April	October
Intermediate U.S. Government Income Fund	Prospectus	May	November
International Capital Opportunities Fund	Prospectus	February	August
International Equity Fund	Prospectus	December	June
International Growth and Income Fund	Prospectus	December	June
International New Opportunities Fund	Prospectus	March	September
Investors Fund	Prospectus	January	July
Massachusetts Tax Exempt Income Fund	Prospectus	November	May
Michigan Tax Exempt Income Fund	Prospectus	November	May
Mid Cap Value Fund	Prospectus	October	April
Minnesota Tax Exempt Income Fund	Prospectus	November	May
Money Market Fund	Prospectus	March	September
Municipal Income Fund	Prospectus	September	March
New Jersey Tax Exempt Income Fund	Prospectus	November	May
New Opportunities Fund	Prospectus	December	June
New Value Fund	Prospectus	February	August
New York Tax Exempt Income Fund	Prospectus	May	November
New York Tax Exempt Money Market Fund	Prospectus	May	November
New York Tax Exempt Opportunities Fund	Prospectus	May	November

Ohio Tax Exempt Income Fund	Prospectus	November	May
OTC & Emerging Growth Fund	Prospectus	January	July
Putnam Allstate Advisor Variable Annuity	Prospectus	June	December
Putnam Hartford Variable Annuity	Prospectus	June	December
Putnam Variable Trust	Prospectus	June	December
Pennsylvania Tax Exempt Income Fund	Prospectus	November	May
Research Fund	Prospectus	January	July
Small Cap Growth Fund	Prospectus	December	June
Small Cap Value Fund	Prospectus	August	February
Tax Exempt Income Fund	Prospectus	March	September
Tax Exempt Money Market Fund	Prospectus	March	September
Tax Smart Equity Fund	Prospectus	April	October
Tax-Free High Yield Fund	Prospectus	January	July
Tax-Free Insured Fund	Prospectus	January	July
U.S. Government Income Trust	Prospectus	March	September
Utilities Growth and Income Fund	Prospectus	April	October
Vista Fund	Prospectus	January	July
Voyager Fund	Prospectus	January	July

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For more information about the Putnam family of Funds, including investment policies, charges, and expenses, ask your financial advisor for a free prospectus or click on the prospectus section to view or download a prospectus or call Putnam Investments toll free at 1-888-4-PUTNAM (1-888-478-8626). Please read the prospectus carefully before you invest or send money.

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